SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Financial Statements for the
Years Ended December 31, 1999, 1998 and 1997, and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
   Somerset Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

February 4, 2000

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------

ASSETS                                               1999          1998

CURRENT ASSETS:
  Cash and cash equivalents                       $ 18,914,000  $ 18,672,000
  Investment securities                             40,230,000    41,412,000
  Accounts receivable (net of allowance for doubtful
   accounts of $206,000 and $250,000, respectively)  2,846,000     6,085,000
  Inventories                                        1,972,000     2,350,000
  Prepaid expenses and other current assets          1,549,000     2,410,000

     Total current assets                           65,511,000    70,929,000



PROPERTY AND EQUIPMENT - Net                           436,000       514,000



INTANGIBLE ASSETS - Net                                675,000       868,000



OTHER ASSETS                                           398,000       658,000
                                                  ------------  ------------
                                                  $ 67,020,000  $ 72,969,000
                                                   ============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY              1999          1998

CURRENT LIABILITIES:
  Accounts payable                                 $ 49,000   $ 1,281,000
  Royalty payable                                   385,000       799,000
  Medicaid payable                                  225,000       578,000
  Other accrued expenses                            464,000       587,000
  Accrued research and development                5,369,000     2,924,000
  Income taxes payable                            6,602,000     8,280,000
  Accrued sales returns                             733,000       800,000
  Accrued compensation                              105,000       740,000
  Amounts due to related parties                    527,000       595,000

     Total current liabilities                   14,459,000    16,584,000


STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 13,719
    shares authorized, 11,297 shares issued          -             -
  Retained earnings                              53,013,000    56,837,000
  Less treasury stock, 644 shares at cost          (452,000)     (452,000)

     Total stockholders' equity                  52,561,000    56,385,000
                                                 ----------    ----------
                                              $  67,020,000  $ 72,969,000
                                                 ==========    ==========

  See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                    1999                1998                1997

NET SALES                                                          $ 18,403,000         $ 43,557,000       $ 66,956,000
                                                                   -------------       -------------      ------------

COSTS AND EXPENSES:
  Cost of sales                                                        2,177,000           4,623,000          6,622,000
  Marketing                                                            2,180,000           4,587,000          5,757,000
  Research and development                                            17,588,000           7,269,000         13,073,000
  Administrative                                                       5,203,000           6,449,000          7,338,000
                                                                      ----------          ----------         ---------

                                                                      27,148,000          22,928,000         32,790,000
                                                                     -----------         -----------        ----------

                                                                      (8,745,000)         20,629,000         34,166,000

OTHER INCOME - Net                                                     3,526,000           3,612,000          2,735,000
                                                                      ----------          ----------         ---------

(LOSS) INCOME BEFORE INCOME TAXES                                     (5,219,000)         24,241,000         36,901,000

PROVISION FOR INCOME TAXES                                            (1,395,000)          9,635,000         12,924,000
                                                                      ------------        ----------        ----------

NET (LOSS) INCOME                                                   $ (3,824,000)       $ 14,606,000       $ 23,977,000
                                                                    ==============      =============      ============


See notes to consolidated financial statements.


SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                         Common Stock             Treasury Stock             Retained      Stockholders'
                              --------------------------   ---------------------------
                                   Shares      Amount         Shares         Amount          Earnings        Equity

BALANCE, DECEMBER 31, 1996         11,297   $       --              644   $   (452,000)   $ 34,254,000    $ 33,802,000

  Net income .............           --             --             --             --        23,977,000      23,977,000

  Dividends ..............           --             --             --             --       (16,000,000)    (16,000,000)
                             ------------   ------------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1997         11,297           --              644       (452,000)     42,231,000      41,779,000

  Net income .............           --             --             --             --        14,606,000      14,606,000
                             ------------   ------------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1998         11,297           --              644       (452,000)     56,837,000      56,385,000

  Net loss ...............           --             --             --             --        (3,824,000)     (3,824,000)
                             ------------   ------------   ------------   ------------    ------------    ------------

BALANCE, DECEMBER 31, 1999         11,297   $       --              644   $   (452,000)   $ 53,013,000    $ 52,561,000
                             ============   ============   ============   ============    ============    ============


See notes to consolidated financial statements.


SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                  1999                1998                1997

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                               $ (3,824,000)       $ 14,606,000        $ 23,977,000
  Adjustments to reconcile net (loss) income to net
     cash (used in) provided by operating activities:
       Depreciation and amortization                                   335,000             429,000             952,000
       Deferred tax expense (benefit)                                  260,000             232,000              (8,000)
       (Gain) loss on sale of property and equipment                    (1,000)              5,000             422,000
       Changes in operating assets and liabilities:
         Accounts receivable                                         3,239,000          (2,559,000)          2,646,000
         Inventories                                                   378,000          (1,273,000)            627,000
         Prepaid expenses and other current assets                     861,000          (1,144,000)          2,415,000
         Accounts payable                                           (1,232,000)            765,000            (135,000)
         Royalty payable                                              (414,000)           (373,000)           (454,000)
         Medicaid payable                                             (353,000)           (109,000)                  -
         Accrued research and development                            2,445,000          (1,470,000)           (184,000)
         Other accrued expenses and related parties                   (893,000)         (1,070,000)         (1,709,000)
         Income taxes payable                                       (1,678,000)          3,181,000            (933,000)
                                                                    ------------        ----------            ---------

     Net cash (used in) provided by operating activities              (877,000)         11,220,000          27,616,000
                                                                      ----------       -----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease (increase) in investment securities                   1,182,000         (25,449,000)        (14,955,000)
  Purchases of property and equipment                                  (67,000)            (12,000)            (42,000)
  Proceeds from sale of property and equipment                           4,000              14,000           2,000,000
  Decrease in other assets                                                  -              758,000              45,000
                                                                            --            --------             ------

     Net cash provided by (used in) investing activities            1,119,000          (24,689,000)        (12,952,000)
                                                                    ----------         -------------       ------------


                                                                                                            (Continued)



SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                  1999                1998                1997

CASH FLOWS FROM FINANCING ACTIVITIES -
  Dividends paid on common stock                                 $     --             $    --            $ (16,000,000)
                                                                 -------------        -----------         ------------

     Cash used in financing activities                                 --              --                  (16,000,000)
                                                                 -------------        -----------         ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                    242,000         (13,469,000)         (1,336,000)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                18,672,000          32,141,000          33,477,000
                                                                   -----------         -----------         ----------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                    $ 18,914,000        $ 18,672,000        $ 32,141,000
                                                                 =============       =============       ============

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION -
    Cash paid during the year for income taxes                    $ 2,152,500         $ 7,762,000        $ 12,092,000
                                                                  ============        ============       ============


See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.    PRINCIPLES OF CONSOLIDATION AND OPERATIONS

The consolidated financial statements include the accounts of Somerset Pharmaceuticals, Inc. (the "Company") and its wholly owned subsidiaries, Somerset Pharmaceuticals Holding Company and Somerset Caribe, Inc. The Company is jointly owned by Mylan Laboratories, Inc. and Watson Pharmaceuticals, Inc. ("Watson"), with each owning 50% of the outstanding common stock of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, incorporated in February 1986, is engaged in the development, testing and marketing of drugs to be used in the treatment of various human disorders. Currently, the Company manufactures (at its facility in Puerto Rico), markets and sells Eldepryl, which is used as a treatment for Parkinson's Disease. The Company had exclusivity relating to the chemical compound Eldepryl for use as a treatment for late stage Parkinson's Disease through June of 1996. In May 1996, the Company received approval from the Food and Drug Administration for Eldepryl capsules and withdrew the tablet form from the marketplace. Competitors entered the marketplace with a generic version of the tablet in August 1996. The loss of exclusivity and the introduction of competitive products has had and could continue to have a material impact on the Company's future operating results.

      The Company is party to an exclusive 14-year agreement (through November 22, 2003) with Chinoin Pharmaceutical Company ("Chinoin") of Budapest, Hungary under which Eldepryl and other new potential drugs resulting from Chinoin research are made available for licensing by the Company. The license agreement requires the Company to pay royalties equal to 3.5% of net sales of Eldepryl including sub-license revenues. The Company incurred royalty expense of approximately $794,000, $1,730,000, and $2,716,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The license agreement also required the Company to purchase the main raw material used in the manufacture of Eldepryl from Chinoin through June of 1999.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Cash and Cash Equivalents - The Company generally considers debt instruments purchased with a maturity of three months or less and investments in money market accounts to be cash equivalents.

      b.    Investment   Securities  -  The  Company   accounts  for  investment
            securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1999 and 1998, the investment securities were available-for-sale, and there were no material unrealized gains or losses. Proceeds from sales and maturities of investments were $151,619,000 and $116,712,000, in 1999 and 1998, respectively. In 1999 there were $1,686,000 of realized gains and $-0- of realized losses. There were $1,356,000 of realized gains and $23,400 of realized losses in 1998. The gain or loss on sale of investments is based on the specific identification method.

     c. Inventories - Inventories are stated at the lower-of-cost or market, with cost determined on a first-in, first-out basis.

      d. Property and Equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method. Estimated useful lives are five to seven years.

     e. Intangible Assets - Intangible assets are amortized on a straight-line basis over 14 years.

     f. Research and Development - Research and development costs are expensed as incurred.

      g. Concentration of Credit Risk - The Company's product is sold throughout the United States principally to distributors and wholesalers in the pharmaceutical industry. The Company performs ongoing credit evaluation of its customers' financial condition and generally requires no collateral from its customers.

     h. Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     i. New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The provisions of this statement are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management is in the process of evaluating the impact of this statement on the consolidated financial statements.

3.    INVENTORIES

      Inventories consist of the following at December 31, 1999 and 1998:

                                        1999               1998

Raw materials                      $ 1,175,000         $ 1,853,000
Work in process                         35,000               -
Finished goods                         762,000             497,000
                                       --------            -------

Total                              $ 1,972,000         $ 2,350,000
                                   ============        ===========



4.    PROPERTY AND EQUIPMENT

      Property and equipment consists of the following at December 31, 1999 and 1998:

                                            1999               1998

Machinery and equipment                $ 1,124,000         $ 1,216,000
Furniture and fixtures                      62,000              90,000
                                            -------             ------

                                         1,186,000           1,306,000
Less accumulated depreciation              750,000             792,000
                                           --------            -------

Property and equipment - net             $ 436,000           $ 514,000
                                         ==========          =========

5.    SUB-LICENSE OF RIGHTS

      On February 9, 1988, the Company granted a sub-license to its exclusive right and license to use its technology to Draxis Health Inc. (formerly Deprenyl Research Limited) to commercialize certain drugs in Canada for 15 years. The Company receives a royalty of 11% of Draxis Health Inc.'s net sales over the license period.

      Royalty income, net of related royalty expense payable to Chinoin, included in other income for the years ended December 31, 1999, 1998 and 1997 was approximately $51,000, $97,000 and $261,000, respectively.

6.    INTANGIBLE ASSETS

      Intangible  assets  primarily  represent the cost of a modification to the
      terms  of  the  Chinoin  Agreement,   less  accumulated   amortization  of
      $2,025,000, and $1,832,000 at December 31, 1999 and 1998, respectively.

7.    CO-PROMOTIONAL AGREEMENT

      The Company entered into an agreement with CoCensys, Inc. ("CoCensys") for the promotion of Elderpryl in 1996. The agreement had an initial term of two years. Under the terms of the original agreement, the Company would have compensated CoCensys, based on a predetermined formula that considered both the number of new prescriptions written and the net sales dollars achieved in each quarter. During 1996 and 1997, the agreement was modified with respect to term, new prescriptions and detail calls. During 1997, CoCensys was acquired by Watson. The Company paid Watson $2,050,000 and $4,700,000 for the promotion and marketing of Elderpryl during 1999 and 1998, respectively. During 1997 the Company paid $3,800,000 pursuant to these agreements with CoCensys. The marketing agreement with Watson was terminated June 30, 1999.

8.    OTHER INCOME

      In November 1994, the Company prevailed in litigation it brought against foreign defendants who were selling and marketing chemical compounds similar to Eldepryl without FDA approval. In late 1997, a final judgment was rendered by the United States Federal District Court. In November 1997, the Company received and recorded as other income approximately $1,225,000 for settlement of the litigation and reimbursement of related costs.

      During November 1997, the Company sold its research and development facility and related equipment with a net book value of approximately $3,422,000 for $3,000,000. The resulting loss of $422,000 was recorded as a reduction in other income in 1997.

9.    INCOME TAXES

      The income tax provision consists of the following for the years ended December 31, 1999, 1998 and 1997:

                                       1999               1998           1997

Current (benefit) tax expense:
  Federal                          $ (1,651,000)   $  7,800,000    $ 10,283,000
  State                                  (4,000)      1,603,000       2,549,000
  Foreign                                 --              --           100,000

                                     (1,655,000)      9,403,000      12,932,000

Deferred tax expense (benefit):
  Federal                               247,000         211,000          (7,000)
  State                                  13,000          21,000          (1,000)

                                        260,000         232,000          (8,000)

Total provision for income taxes   $ (1,395,000)   $  9,635,000    $ 12,924,000

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred taxes (which are included in "Other Assets" in the consolidated balance sheet) at December 31, 1999 and 1998 are as follows:

                                                                           1999               1998

Deferred tax assets:
  Chargeback and rebate allowances                                    $ 391,000           $ 510,000
  Deferred compensation                                                 105,000             229,000
  Other                                                                 124,000             100,000
                                                                        --------            -------

                                                                        620,000             839,000

Deferred tax liabilities - different methods of accounting
  between financial and income tax reporting for depreciation
  and amortization                                                      284,000             243,000
                                                                        --------            -------

    Net deferred tax assets                                          $  336,000           $ 596,000
                                                                     ===========          =========


      The statutory federal income tax rate is reconciled to the effective tax rate as follows for the years ended December 31, 1999, 1998 and 1997:

                                                1999       1998      1997

Tax at statutory rate                          (35.0)%     35.0 %    35.0 %
State income tax (net of federal benefit)        --         3.6       3.8
Tax credit reductions (credits)                 10.6       (6.2)     (7.9)
Tollgate tax                                     --         3.1       3.4
Other                                           (2.3)       4.2       0.7

Effective tax rate                             (26.7)%     39.7 %    35.0 %



    Tax credits result principally from operations in Puerto Rico.  See Note 13.

10.   RELATED PARTY TRANSACTIONS

      The Company had certain transactions with one or both of its owners as detailed below for the years ended December 31, 1999, 1998 and 1997:


                                               1999         1998         1997

Management fees                            $  929,000   $2,167,000   $3,348,000
Marketing and advertising                   2,050,000    4,714,000      775,000
Research and development                      821,000      232,000       90,000
Inventory handling and distribution fees      283,000      524,000      465,000
Rent - equipment and facilities                54,000       14,000      640,000




11.   SIGNIFICANT CUSTOMERS

      The Company had sales to certain customers which individually exceeded 10% of sales. In 1999 sales to four major customers were $4,256,000, $2,351,000, $2,308,500 and $2,242,000, respectively. In 1998 sales to
      three  major  customers  were   $8,983,000,   $8,013,000  and  $6,953,000,
      respectively. In 1997 sales to five major customers were $15,878,000, $13,498,000, $11,427,000, $8,658,000 and $7,746,000, respectively.

12.   EMPLOYEE BENEFIT PLANS

      Effective January 1, 1998, the Company created a defined contribution profit sharing plan covering substantially all employees. Contributions are made at the discretion of the Board of Directors. The defined contribution profit sharing plan in effect prior to 1998 was terminated as of December 31, 1997. Additionally, during 1994, the Company initiated a deferred compensation plan for certain key employees which was terminated during 1997. During 1999, 1998 and 1997, the Company recorded expense of $120,000, $120,000 and $-0-, respectively, under these plans.

13.   CONTINGENCIES

      IRS

      In connection with an examination of the Company's Federal tax returns for the three years ended December 31, 1995, representatives of the Internal Revenue Service, in June 1997, issued to the Company a report that contains proposed adjustments to the Company's use of tax credits under the Internal Revenue Code section 936.

      Under the proposed adjustments, the Company could be subject to approximately $34 million of additional income tax and interest charges that have not been accrued at December 31, 1999. The increase of $20 million of potential additional income tax over the prior year is primarily attributable to losses incurred in the current year and the anticipation of losses in the near future which would not allow the Company to utilize Puerto Rican tax credits.

      In September of 1999, the Company's case was transferred from the appellate level back to the agent level for further development of the facts. Management believes that the Company has met all the requirements to qualify for the tax credits available under Internal Revenue Code section 936, and intends to vigorously defend its position on this matter.

      FoxMeyer

      In 1998, the Company was named as a defendant in a compliant filed by the trustee to the bankruptcy estates of FoxMeyer Corporation and its related entities in the U.S. Bankruptcy Court for the District of Delaware. The compliant alleged that the Company received preferential payments of approximately $3.4 million from the bankruptcy estates and seeks reimbursement from the Company of such amounts. The Company filed an answer to the complaint denying the allegations.

      In 1999, a settlement agreement was reached with the Trustee. There was no material effect to the Company as a result of this settlement.

                              * * * * * *